Exhibit 99.1

LONE STAR VALUE AND AMERI100 COMMEND EDGEWATER’S COMMITMENT TO EXPLORE STRATEGIC ALTERNATIVES

Gratified by Board’s Decision to Commence Strategic Alternatives Process and Urge True Commitment to Maximize Stockholder Value

Withdraw Consent Campaign for Now, but Intend to Monitor Progress

Old Greenwich, CT – December 2, 2015 – Lone Star Value Management, LLC (together with its affiliates, “Lone Star Value”) and AMERI Holdings, Inc. (OTC: AMRH) (together with its affiliates, “Ameri100” and collectively with Lone Star Value, the “Shareholder Group,” “we” or “us”) today issued a statement commending the Board of Directors (the “Board”) of Edgewater Technology, Inc. (NASDAQ: EDGW) (“Edgewater” or the “Company”) for commencing a process to explore strategic alternatives to maximize value for Edgewater stockholders. The Shareholder Group owns 645,000 shares of Edgewater, representing an approximate 5.5% ownership stake in the Company.

We have consistently advocated that Edgewater undertake a full, fair and complete strategic review process to maximize value for Edgewater’s stockholders by exploring a sale of the Company to the highest bidder.  As a last resort, the Shareholder Group commenced a consent solicitation to remove and replace five directors on the Board after the Board twice rejected a merger proposal from Ameri100 at a significant premium without proper consideration or engaging in discussions with us.

The Board’s announcement on November 30, 2015 that it will explore strategic alternatives indicates to us that the Board has heeded our input and is prepared to take the necessary steps to maximize stockholder value.

Jeff Eberwein of Lone Star Value said, “We are gratified Edgewater has agreed to pursue the strategic alternatives review process, which we strongly believe is the optimal course for Edgewater’s stockholders.  We expect the Board to show a genuine commitment to successfully complete this process.  In order to eliminate distraction and give the Board the opportunity to prove its commitment to maximize value, we have decided to withdraw our consent solicitation at this time.”

Mr. Eberwein continued, “We fully intend, however, to carefully monitor the Board’s progress on executing upon its commitment to explore strategic alternatives and are prepared to hold the Board accountable for any failure to deliver.  It is incumbent upon the Board to not only undertake a strategic review process, but also execute upon such commitment in a value-maximizing manner.  It is our hope that the Board’s announcement does not represent a hollow promise to temporarily appease the stockholder base in response to our campaign to create a new Board.  As such, we urge the Board to provide stockholders with frequent updates on the progress of its strategic review process. Should the Board fail to successfully complete the strategic alternatives review process, the Shareholder Group intends to take all actions necessary to reconstitute the Board, including nominating directors for election at the next annual meeting, in order to create a new Board whose primary goal is maximizing value for stockholders.”

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements.  Forward-looking statements may include, without limitation, statements regarding (i) speculative plans and objective of AMERI Holdings, Inc. (ii) AMERI Holdings, Inc. and Edgewater Technology, Inc.’s future financial performance and (iii) the assumptions underlying or relating to any statement described above.  Such forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon AMERI Holdings, Inc. current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over or are unknown.  Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties.

About Ameri100:

Ameri100 is the brand name used by the operating business of AMERI Holdings, Inc.  Ameri100 was formed in November 2013 as a next generation technology management solutions firm.  Its founders have extensive experience in IT services and grew a previous company to a 1,000 person organization, which was sold to a private equity firm.  Ameri100 has combined lean technology innovation and deep business process expertise to exceed client expectations, leveraging an extensive Lean Enterprise Architecture Partnership "LEAP" of over 4,500 technology experts worldwide.  Ameri100 has assisted Global 2000 companies with architecture and technology solutions, enabling customers to transform businesses with the integration of seamless processes.  Ameri100 has continuously invested in innovative solutions such as the Langer Index and CDM which, we believe, have enhanced the competitive advantage of Ameri100's clients.

Please visit www.Ameri100.com for further information including full biographies of our management team and Board of Directors.

About Lone Star Value Management:

Lone Star Value Management, LLC (“Lone Star Value”) is an investment firm that invests in undervalued securities and engages with its portfolio companies in a constructive way to help maximize value for all shareholders.  Lone Star Value was founded by Jeff Eberwein who was formerly a Portfolio Manager at Soros Fund Management and Viking Global Investors.  Lone Star Value is based in Old Greenwich, CT.

Ameri100 Investor Contact Information:
Carlos Fernandez
carlos.fernandez@ameri100.com
732-243-9250

EDGW Investor Contact Information:
John Grau
ICOM Advisors LLC dba InvestorCom
(203) 972-9300 ext. 11